UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 5

RPX CORPORATION

(Name of Subject Company (Issuer))

RIPTIDE PARENT, LLC

RIPTIDE PURCHASER, INC.

(Name of Filing Persons (Offerors))

HGGC FUND II, L.P.

HGGC FUND II-A, L.P.

HGGC FUND II-B, L.P.

HGGC FUND II-C, L.P.

HGGC FUND II-D, L.P.

HGGC ASSOCIATES II, L.P.

HGGC AFFILIATE INVESTORS II, L.P.

HGGC FUND III, L.P.

HGGC FUND III-A, L.P.

HGGC AFFILIATE INVESTORS III, L.P.

HGGC ASSOCIATES III, L.P.

(Name of Filing Persons (Others))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

74972G103

(CUSIP Number of Class of Securities)

Jade Bollinger

Riptide Parent, LLC

c/o HGGC LLC

1950 University Avenue, Suite 350

Palo Alto, CA 94303

(650) 618-4984

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Joshua M. Zachariah

Joseph K. Halloum

Kirkland & Ellis LLP

555 California Street

San Francisco, CA 94104

(415) 439-1400

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$554,185,996	$68,996.16
(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 49,933,908 shares of voting common stock, par value $0.0001 per share, at an offer price of $10.50 per share. The transaction value also includes (i) 320,065 shares issuable pursuant to outstanding stock option grants with a weighted average exercise price of less than $10.50 per share, which is calculated by (x) multiplying the number of shares underlying such options at each exercise price therefor by an amount equal to $10.50 minus such exercise price and (y) dividing such product by the offer price of $10.50 per share, (ii) 2,578,825 Company Shares were issuable pursuant to outstanding Company restricted stock units, multiplied by the offer price of $10.50 per share, and (iii) 165,198 shares issuable pursuant to outstanding Company performance stock units assuming achievement at target levels, multiplied by the offer price of $10.50. The calculation of the filing fee is based on information provided by RPX Corporation as of the close of business on April 30, 2018.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2018, issued August 24, 2017, by multiplying the transaction value by 0.0001245.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $68,996.16	Filing Party: HGGC Fund II, L.P.
Form of Registration No.: Schedule TO	Date Filed: May 21, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (this “Amendment”) to the Tender Offer Statement on Schedule TO (together with this Amendment and any other amendments and supplements thereto, the “Schedule TO”) is being filed by (i) Riptide Parent, LLC, a Delaware limited liability company (“Parent”), (ii) Riptide Purchaser, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”), (iii) HGGC Fund II, L.P., a Cayman Islands exempted limited partnership (“Fund II”), (iv) HGGC Fund II-A, L.P., a Cayman Islands exempted limited partnership (“Fund II-A”), (v) HGGC Fund II-B, L.P., a Delaware limited partnership (“Fund II-B”), (vi) HGGC Fund II-C, L.P., a Delaware limited partnership (“Fund II-C”), (vii) HGGC Fund II-D, L.P., a Delaware limited partnership (“Fund II-D”), (viii) HGGC Affiliate Investors II, L.P., a Cayman Islands exempted limited partnership (“Fund II Affiliate Investors”), (ix) HGGC Associates II, L.P., a Cayman Islands exempted limited partnership (“Fund II Associates”, and together with Fund II, Fund II-A, Fund II-B, Fund II-C, Fund II-D and Fund II Affiliate Investors, the “Fund II Investors”), (x) HGGC Fund III, L.P., a Cayman Islands exempted limited partnership (“Fund III”), (xi) HGGC Fund III-A, L.P., a Cayman Islands exempted limited partnership (“Fund III-A”), (xii) HGGC Affiliate Investors III, L.P., a Cayman Islands exempted limited partnership (“Fund III Affiliate Investors”), and (xiii) HGGC Associates III, L.P., a Cayman Islands exempted limited partnership (“Fund III Associates”, and together with Fund III, Fund III-A and Fund III Affiliate Investors, the “Fund III Investors”, and the Fund III Investors together with the Fund II Investors, the “Investors”). The Investors are each affiliates of Parent and Purchaser. The Schedule TO relates to the tender offer for all of the outstanding shares of common stock, par value $0.0001 per share (the “Company Shares”) of RPX Corporation, a Delaware corporation (the “Company”), at a price of $10.50 per Company Share, net to the seller in cash, subject to reduction for any applicable withholding taxes in respect thereof, without interest (the “Offer Price”), upon the terms and conditions set forth in the offer to purchase, dated May 21, 2018 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, which, together with any amendments or supplements, collectively constitute the “Offer.”

Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in this Amendment.

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in the Schedule TO, and is supplemented by the information specifically provided in the Schedule TO.

Item 11. Additional Information.

The paragraph set forth in the Offer to Purchase under the heading “Certain Litigation” of Section 16 “Certain Legal Matters; Regulatory Approvals” is hereby amended and restated in its entirety to read as follows:

As of June 11, 2018, Purchaser is aware of three putative class action lawsuits challenging the disclosures concerning the transactions contemplated by the Merger Agreement. The first was filed by a purported Company stockholder and is pending in the United States District Court for the District of Delaware against the Company, the Company Board, HGGC, Parent and Purchaser. That action is captioned Scarantino v. RPX Corporation, et al., Case No. 1:18-cv-00840 (filed June 4, 2018) (the “Scarantino Complaint”). The second was filed by a purported Company stockholder and is pending in the United States District Court for the Northern District of California against the Company and the Company Board. That action is captioned Carmean v. RPX Corporation, et al., Case No. 3:18-cv-03365 (filed June 7, 2018). The third was filed by a purported Company stockholder and is pending in the United States District Court for the Northern District of California against the Company and the Company Board. That action is captioned Barrington v. RPX Corporation, et al., Case No. 3:18-cv-03415 (filed June 8, 2018). Each of the complaints generally alleges, among other things, that the respective defendants violated Sections 14(e) and 20(a) of the Exchange Act (as well as Section 14(d) of the Exchange Act and Rule 14d-9 promulgated thereunder in the case of the Scarantino Complaint) by failing to disclose purportedly material information in the Schedule 14D-9 filed by the Company with the SEC on May 21, 2018. The complaints seek, among other things, to enjoin the expiration of the Offer and/or consummation of the transactions contemplated by the Merger Agreement, or if the transactions contemplated by the Merger Agreement are consummated, rescission and unspecified money damages. Each complaint also seeks an award of attorney’s fees and costs. Although each complaint requests injunctive relief, the plaintiffs have not filed motions to enjoin the transactions at this time. Each of the defendants believes that the actions are without merit and intends to defend vigorously against all claims asserted against them. The full complaints are attached hereto as Exhibits (a)(5)(D), (a)(5)(E) and (a)(5)(F), respectively.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(F)	Class Action Complaint for Violations of the Federal Securities Laws dated June 8, 2018 ((Barrington v. RPX Corporation, et al., Case No. 3:18-cv-03415 (N.D. Cal.)) (incorporated by reference to Exhibit (a)(5)(H) to the Schedule 14D-9/A filed by the Company with the Securities and Exchange Commission on June 11, 2018).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RIPTIDE PURCHASER, INC.

By	/s/ Jeremiah Jewkes
Name:	Jeremiah Jewkes
Title:	Vice President and Treasurer
Date:	June 11, 2018

RIPTIDE PARENT, LLC

By	/s/ Jeremiah Jewkes
Name:	Jeremiah Jewkes
Title:	Vice President and Treasurer
Date:	June 11, 2018

HGGC FUND II, L.P.,

By:	HGGC Fund II GP, L.P.
Its:	General Partner

By:	HGGC Fund II GP, Ltd.
Its:	General Partner

By:	/s/ Richard F. Lawson, Jr.
Name:	Richard F. Lawson, Jr.
Title:	Director
Date:	June 11, 2018

HGGC FUND II-A, L.P.,

By:	HGGC Fund II GP, L.P.
Its:	General Partner

By:	HGGC Fund II GP, Ltd.
Its:	General Partner

By:	/s/ Richard F. Lawson, Jr.
Name:	Richard F. Lawson, Jr.
Title:	Director
Date:	June 11, 2018

HGGC FUND II-B, L.P.,

By:	HGGC Fund II GP, L.P.
Its:	General Partner

By:	HGGC Fund II GP, Ltd.
Its:	General Partner

By:	/s/ Richard F. Lawson, Jr.
Name:	Richard F. Lawson, Jr.
Title:	Director
Date:	June 11, 2018

HGGC FUND II-C, L.P.,

By:	HGGC Fund II GP, L.P.
Its:	General Partner

By:	HGGC Fund II GP, Ltd.
Its:	General Partner

By:	/s/ Richard F. Lawson, Jr.
Name:	Richard F. Lawson, Jr.
Title:	Director
Date:	June 11, 2018

HGGC FUND II-D, L.P.,

By:	HGGC Fund II GP, L.P.
Its:	General Partner

By:	HGGC Fund II GP, Ltd.
Its:	General Partner

By:	/s/ Richard F. Lawson, Jr.
Name:	Richard F. Lawson, Jr.
Title:	Director
Date:	June 11, 2018

HGGC AFFILIATE INVESTORS II, L.P.

By:	HGGC Fund II GP, L.P.
Its:	General Partner

By:	HGGC Fund II GP, Ltd.
Its:	General Partner

By:	/s/ Richard F. Lawson, Jr.
Name:	Richard F. Lawson, Jr.
Title:	Director
Date:	June 11, 2018

HGGC ASSOCIATES II, L.P.

By:	HGGC Fund II GP, L.P.
Its:	General Partner

By:	HGGC Fund II GP, Ltd.
Its:	General Partner

By:	/s/ Richard F. Lawson, Jr.
Name:	Richard F. Lawson, Jr.
Title:	Director
Date:	June 11, 2018

HGGC FUND III, L.P.

By:	HGGC FUND III GP, L.P.
Its:	General Partner

By:	HGGC Fund III GP, L.P.
Its:	General Partner

By:	/s/ Richard F. Lawson, Jr.
Name:	Richard F. Lawson, Jr.
Title:	Director
Date:	June 11, 2018

HGGC FUND III-A, L.P.

By:	HGGC FUND III GP, L.P.
Its:	General Partner

By:	HGGC Fund III GP, Ltd.
Its:	General Partner

By:	/s/ Richard F. Lawson, Jr.
Name:	Richard F. Lawson, Jr.
Title:	Director
Date:	June 11, 2018

HGGC AFFILIATE INVESTORS III, L.P.

By:	HGGC FUND III GP, L.P.
Its:	General Partner

By:	HGGC Fund III GP, Ltd.
Its:	General Partner

By:	/s/ Richard F. Lawson, Jr.
Name:	Richard F. Lawson, Jr.
Title:	Director
Date:	June 11, 2018

HGGC ASSOCIATES III, L.P.

By:	HGGC FUND III GP, L.P.
Its:	General Partner

By:	HGGC Fund III GP, Ltd.
Its:	General Partner

By:	/s/ Richard F. Lawson, Jr.
Name:	Richard F. Lawson, Jr.
Title:	Director
Date:	June 11, 2018

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 21, 2018.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on May 21, 2018.*

(a)(5)(A)	Joint Press Release issued by the Company and HGGC, LLC on May 1, 2018 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on May 1, 2018).*

(a)(5)(B)	Joint Press Release issued by the Company and HGGC, LLC on May 21, 2018.*

(a)(5)(C)	Joint Press Release issued by the Company and HGGC, LLC on May 30, 2018.*

(a)(5)(D)	Complaint dated June 4, 2018 (Scarantino v. RPX Corporation, et al., Case No. 1:18-cv-00840 (D. Del.)) (incorporated by reference to Exhibit (a)(5)(F) to the Schedule 14D-9/A filed by the Company filed with the Securities and Exchange Commission on June 5, 2018).*

(a)(5)(E)	Class Action Complaint for Violations of the Federal Securities Laws dated June 7, 2018 (Carmean v. RPX Corporation, et al., Case No. 3:18-cv-03365 (N.D. Cal.)) (incorporated by reference to Exhibit (a)(5)(G) to the Schedule 14D-9/A filed by the Company filed with the Securities and Exchange Commission on June 8, 2018).*

(a)(5)(F)	Class Action Complaint for Violations of the Federal Securities Laws dated June 8, 2018 (Barrington v. RPX Corporation, et al., Case No. 3:18-cv-03415 (N.D. Cal.)) (incorporated by reference to Exhibit (a)(5)(H) to the Schedule 14D-9/A filed by the Company with the Securities and Exchange Commission on June 11, 2018).

(b)(1)	Amended and Restated Debt Commitment Letter, dated May 18, 2018, from Jefferies Finance LLC to Riptide Purchaser, Inc.*

(d)(1)	Agreement and Plan of Merger, dated as of April 30, 2018, by and among RPX Corporation, Riptide Purchaser, Inc. and Riptide Parent, LLC (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on May 1, 2018).*

(d)(2)	Confidentiality Agreement, dated January 9, 2018, between RPX Corporation and HGGC, LLC.*

(d)(3)	Exclusivity Agreement Letter, dated April 26, 2018, from HGGC, LLC to RPX Corporation. *

(d)(4)	Limited Guarantee, dated as of April 30, 2018, by each of the Fund II Investors in favor of RPX Corporation.*

(d)(5)	Equity Commitment Letter, dated as of April 30, 2018, from each of the Fund II Investors to Riptide Parent, LLC.*

(g)	None.

(h)	None.

*	Previously filed.